EXHIBIT 99.1

Federal Home Loan Bank of San Francisco

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Three months ended		Nine months ended
(Dollars in millions)	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004
Earnings:
Income before assessments	$124	$20	$353	$287
Fixed charges	1,739	682	4,375	1,647
Total earnings	$1,863	$702	$4,728	$1,934

Fixed charges:
Interest expense	$1,739	$682	$4,374	$1,646
Estimated interest component of net rental expense[1]	—	—	1	1
Total fixed charges	$1,739	$682	$4,375	$1,647

Ratio of earnings to fixed charges	1.07	1.03	1.08	1.17

[1]	Represents an estimated interest factor.